UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

OWL ROCK CAPITAL CORPORATION II

(Name of Subject Company (Issuer))

OWL ROCK CAPITAL CORPORATION II

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

Alan Kirshenbaum

Chief Operating Officer and

Chief Financial Officer

Owl Rock Capital Corporation II

399 Park Avenue

38th Floor

New York, NY 10022

(212) 419-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus

Steven B. Boehm

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$9,039,928	$1,095.64

(1)         Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $9,039,928 in value of shares of common stock, par value $0.01 per share, of Owl Rock Capital Corporation II.

(2)         The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2019, equals 0.012120% of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,095.64

Form or Registration No.: Schedule TO

Filing Party: Owl Rock Capital Corporation II

Date Filed: May 10, 2019

☐            Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            Third-party tender offer subject to Rule 14d-1.

☒          Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 10, 2019 by Owl Rock Capital Corporation II, a Maryland corporation (the “Company,” “Owl Rock,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to the number of shares (the “Shares”) of its issued and outstanding common stock, par value $0.01 per share (“Common Stock “) that can be purchased with $9,039,928 at a price equal to $9.07 per Share (which reflects the Company’s net offering price per Share in effect as of June 12, 2019). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 10, 2019, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 11:59 P.M., Eastern Time, on June 10, 2019, and approximately 100,108 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date.  In accordance with the terms of the Offer, the Company purchased all approximately 100,108 Shares validly tendered and not withdrawn at a price equal to $9.07 per Share for an aggregate purchase price of approximately $907,976.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2019

OWL ROCK CAPITAL CORPORATION II

By:	/s/ Alan Kirshenbaum
Name:	Alan Kirshenbaum
Title:	Chief Operating Officer and Chief Financial Officer

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